May 10, 2019

Ken DeCubellis
Chief Executive Officer
Black Ridge Acquisition Corp.
110 North 5th Street, Suite 410
Minneapolis, MN 55403

       Re: Black Ridge Acquisition Corp.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed April 29, 2019
           File No. 001-38226

Dear Mr. DeCubellis:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement

Management's Discussion and Analysis
Critical Accounting Policies and Estimates
Impairment of Long-Lived Assets, page 128

1. Reference is made to the last sentence in the first paragraph which states that "AEII/WPT did not identify any impairment losses during the years ended December 31, 2018 and
      2017." This statement is inconsistent with amounts presented and the related disclosures included in World Poker Tour and Allied Esports combined financial statements for the year ended December 31, 2018. In this regard, we note impairment losses were recognized for deferred production costs, intangible assets and investment in
      ESA. Please revise accordingly.
 Ken DeCubellis
FirstName LastNameKenCorp.
Black Ridge Acquisition DeCubellis
Comapany NameBlack Ridge Acquisition Corp.
May 10, 2019
May 10, 2019 Page 2
Page 2
FirstName LastName
Black Ridge Acquisition Corp.
Notes to the Consolidated Financial Statements
Note 2. Basis of Presentation and Significant Accounting Policies
Net income (loss) per share, page F-12

2. We have reviewed your response to our prior comment 20. Please expand disclosure in this note to describe how adjusted net loss is determined. In this regard, for each period presented, provide a tabular reconciliation of your computation of the line item, income attributable to shares subject to redemption.
Note 9. Subsequent Events, page F-20

3. In the second paragraph, please clarify that BROG refers to your sponsor, Black Ridge Oil
         & Gas, Inc. Further, expand to indicate that including the convertible promissory notes issued during the year ended December 31, 2018, you have issued convertible promissory notes totaling of $450,000 to your sponsor to date, and if the convertible promissory notes were converted, your sponsor would receive an aggregate of 45,000 units.
Combined Statements of Cash Flows, page F-25

4. Reference is made to the cash outflow item "Funding of Investment" of $6,230,038 under cash flows from investing activities. Please provide us with more detail regarding the underlying nature of this amount.
Note 1 - Background and Basis of Presentation , page F-27

5. We note that Allied Esports International, Inc. is referred in the notes the financial statements as AEI whereas the rest of the document references AEII. Please fix the inconsistency.
Note 3 - Significant Accounting Polices, page F-28

6. We note you recorded impairment losses during the year ended December 31, 2018 for deferred production costs, intangible assets and investment in ESA. In this regard, please revise your notes to the financial statements to include the disclosures required by ASC
         820-10-50, specifically with respect to recurring and non-recurring fair value measurements as outlined in ASC 820-10-50-2.
Note 11 - Related Parties
Bridge Financing, page F-44

7. Please disclose where the secured convertible promissory notes issued by the parent in the amount of $10 million is classified on the balance sheet at December 31, 2018.
 Ken DeCubellis
FirstName LastNameKenCorp.
Black Ridge Acquisition DeCubellis
Comapany NameBlack Ridge Acquisition Corp.
May 10, 2019
Page 3
May 10, 2019 Page 3
FirstName LastName
Stock Options, page F-44

8. We note from your response to prior comment 24 the credit balance of $779,000 as of
         September 31, 2018 for stock-based compensation ($766,417 as of December 31, 2018)
         related to the forfeiture of employee stock options awards that had not vested; however, it is not apparent why stock-based compensation expense related to unvested awards was originally recorded in the income statement if it had not vested as of the date of forfeiture.
         Please explain in greater detail the facts and circumstances surrounding the reversal and how the recognition of the credit reconciles with your policy on page F-34 which indicates the fair value of awards is recognized over the vesting term.
Note 13 - Commitments and Contingencies
Operating Leases , page F-47

9. Please explain to us why you believe it is appropriate to capitalize rent expense in connection with the LA Lease as deferred production costs. As part of your response, tell us the amount capitalized in each period presented and the period over which it is amortized.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if
you have questions regarding comments on the financial statements and related matters.
Please contact Susan Block at 202-551-3210 or Nolan McWilliams at 202-551-3217 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Transportation and Leisure
cc:      Jeffrey Gallant